Correspondence1

VIA EDGAR

December 8, 2008


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Lincoln New York Account N for Variable Annuities and Lincoln Life & Annuity Company of New York
         Lincoln ChoicePlus Assurance Design i4LIFE(R) Advantage (New York) File Nos. 811-09763; 333-147711

Ladies and Gentlemen:

Lincoln Life & Annuity Company of New York filed Pre-Effective Amendment No. 1 to the above-reference Form N-4 Registration Statement on December 8, 2008. Pursuant to Rule 461 under the Securities Act of 1933, Lincoln Life & Annuity Company of New York on behalf of the Registrant, respectfully requests that the effective date of the Registration Statement be accelerated and that the Registration Statement be declared effective on December 10, 2008, or as soon as possible thereafter.

Sincerely,

/s/ Robert L. Grubka

Robert L. Grubka
Vice President
Variable Annuity Business